
SHOES FOR
SUPERHUMANS


EMERGING SPORTS
NEED THE PERFECT SHOE

URBAN MOVEMENT SPORTS

- Parkour and Freerunning
- Ninja Warrior
- World Chase Tag™



De nouveaux sports émergents, souvent appelés sports urbains, ont nécessité des chaussures spécifiques répondant aux besoins des athlètes. En parallèle de ces sports qui ont grandi et sont devenus plus sophistiqués, il en a été de même pour les entrainements et les compétitions qui en ont découlé. Le seul équipement requis : **une paire de chaussures**. Mais, maintenant que les choses deviennent sérieuses, ces chaussures se doivent de répondre à un design et aux besoins spécifiques de ces athlètes hors normes.


OLLO® FOOTWEAR
RUN EVERYTHING

DES CHAUSSURES CONÇUES POUR DES ATHLETES HORS NORMES



Les chaussures OLLO sont le résultat de recherches actives et rigoureuses dont le développement se fait en partenariat avec de nombreux athlètes issus du Parkour, du Freerunning, de Ninja Warrior ou encore du World Chase-Tag™. Nous prenons en compte la façon dont ces athlètes se déplacent et les environnements dans lesquels ils s'entrainent ou les compétitions auxquelles ils participent.

Les chaussures sont le seul équipement dont ces athlètes ont besoin, et OLLO est leur marque de référence.


TRACTION
MOMENTUM


2022
2021
8x
SALES
INCREASE
SINCE THE LAUNCH OF
OUR ALPHA STYLE

UNE CROISSANCE RAPIDE

Des athlètes du monde entier ont choisi OLLO comme marque de chaussures de référence lorsqu'il s'agit d'allier style et performance. Notre croissance en est la preuve.

Depuis le lancement des OLLO Alpha en octobre 2021, nos ventes ont fait un bond de 8x.

Avec le lancement de nos nouveaux produits, les SAPIENX et les chaussures pour enfants en 2022, nous nous attendons à des évolutions similaires à l'horizon 2023.


JOHANNESBURG
PARKOUR
WATCH NOW!


WATCH NOW!

UN LARGE PLACEMENT - GRATUIT

Les chaussures OLLO peuvent être vues à travers le monde sur des événements de Parkour / Freerunning mais également sur des compétitions de Ninja Warrior ou encore de World Chase-Tag™. Ces sports, à forte attractivité visuelle, permettent à OLLO de larges expositions médiatiques du simple fait d'être la marque de référence des meilleurs athlètes.





WHERE YOU'VE SEEN OLLO®

AMERICAN NINJA WARRIOR

ESPN

Red Bull Art of Motion

WORLD CHASE TAG™

apk

NBC Sports

COMPLEX

ESPN+



World Chase Tag


WHAT
MAKES US
SO SPECIAL?

DES PRODUITS SUPERIEURS
UNE MARQUE PIONNIERE



Nos athlètes fournissent des retours d’expérience sur chaque phase de développement, depuis la conception jusqu’au produit final, en passant par des tests de prototypes. Les chaussures OLLO sont conçues dès le départ en tenant compte de chaque élément utilisé pour créer le meilleur équipement pour des athlètes hors normes.

Au cours des 8 dernières années, nous avons consolidé de solides bases pour OLLO et nous continuons d’accroître notre présence. A mesure qu’ont grandi les sports basés sur le mouvement, nous avons su développer une notoriété mondiale. Nous existons en tant que première entreprise à avoir conçu une marque exclusivement dédiée aux chaussures dans un environnement où le seul équipement requis est celui qu’OLLO développe. OLLO est désormais prêt pour une croissance rapide non seulement à travers ces sports mais également sur le marché du Lifestyle inspirant.


PERFORMANCE
+CULTURE

OLLO®

AUTHENTIQUE



Dans les sports urbains, performance et culture s’entremêlent.

Nous avons un profond et authentique niveau d’engagement au sein de la communauté. Nos conversations nous aident en permanence au travers de nos études de marché, de nos prises de décisions opérationnelles et appuient nos designs holistiques. Nous nous immergeons non seulement dans ces sports basés sur le mouvement mais également dans le style et la culture qui les définissent.


Red Bull
AMERICAN
NINJA

PROSPERER SUR LES RESEAUX SOCIAUX



La popularité des sports dits de mouvements est mise en évidence sur les réseaux sociaux où des top athlètes tels que Dom Tomato cumule à lui seul 1.7M de followers sur Instagram

- En ne considérant que TikTok, #parkour compte 30.5Mds de vues, #ninjawarrior 2.2Mds et #worldchasetag 131M.
- 8.5M+ de posts Instagram utilisent les #parkour et #freerunning
- World Chase-Tag™ compte 1M d'abonnés YouTube
- Sur YouTube les vidéos Parkour et Freerunning les plus populaires comptent plus de 2M de vues mensuelles


BUSINESS MODEL:
OWN THE NICHE
EXPAND TO THE STREET

OLLO®

MONDIAL

Nous accentuerons notre offre de produits dans des sports endémiques et les marchés dédiés où notre performance unique et notre attrait culturel se mêlent naturellement. Nos initiatives marketing mèneront à une hausse d'attractivité de la marque OLLO à travers le monde et augmenteront nos ventes sur les domaines principaux tout comme sur le marché Lifestyle inspirant.


Partner Sites
Wholesale
35%
10%
55%
OLLO
Website
$110
$28
AOV
COGS

DISTRIBUTION
ET MARGES

Les marges en D2C se situent entre 3.5x et 4.5x le prix de revient. Les coûts diminueront à mesure que les volumes prendront de l'ampleur. Nous vendons 55% de nos produits via nos propres sites aux Etats-Unis et en Europe, 35% au travers de sites partenaires tels qu'Amazon. Le focus des ventes en ligne nous a permis de maintenir un modèle d'exploitation à coût réduit avec des frais généraux minimes.

- L'activité en D2C s'est déroulée via des entrepôts aux Etats-Unis et en Europe
- Les ventes en D2C à plus large portée ont eu lieu via des sites web partenaires internationaux tels qu'Amazon


NEW MODELS
COMING SOON!
0110/HIGH GRIP
SAPIEN X
Purpose built
Ninja Warrior model
WHIZ
Purpose built
Kids model
SEND
Purpose built
Kids model

LES NOUVEAUX PRODUITS OLLO ATTENDUS AVEC IMPATIENCE !

Les nouvelles OLLO SAPIENX- A se concentrent sur les besoins en performance des athlètes Ninja Warrior et des courses d'obstacles. Nous travaillons actuellement sur le perfectionnement du grip de la semelle des SAPIENX avec des experts de composants caoutchouc de chez Michelin. Les SAPIENX mèneront les athlètes Ninja Warrior, et OLLO en tant que marque, vers un niveau encore plus élevé.

Les OLLO WHIZ et SEND – nos nouveaux modèles conçus et développés pour les jeunes pratiquants de Parkour et de Ninja Warrior. Ces chaussures enfants de haute performance pour un prix attractif augmenteront nos ventes de façon exponentielle puisque les enfants représentent 60 à 70% des membres de la plupart des Parkour Parks et salles Ninja.


THE MARKET OPPORTUNITY
IS HUGE!

LE MARCHE DU LIFESTYLE INSPIRANT EST ENORME

Les sports urbains dits de mouvements font face à une croissance mondiale plus rapide année après année que n'importe quel autre secteur sportif. Ninja Warrior et le Parkour sont tous deux considérés pour intégrer les Jeux Olympiques. La visibilité des sports urbains sur les réseaux sociaux, couplée aux mouvements type Superhéros, créent un marché motivant exceptionnel pour OLLO. Des marques orientées sur les sports tels que le skateboard par exemple constatent que plus de 80% de leurs revenus proviennent de clients qui ne pratiquent pas mais se reconnaissent dans la culture et le Lifestyle de ces sports.



$365B
global footwear market
$31B
athletic footwear market
$250M
target market
COMPARATIVE ATHLETIC FOOTWEAR BRANDS
10 YEARS OR LESS IN THE MARKET
$947M
2022 revenue
$1.13B
HOKA
2022 revenue

COMPARAISON DE REVENUS

HOKA et ON Running sont toutes deux des marques relativement nouvelles sur le marché et sur un secteur plutôt de niche, appréciées des athlètes pour leur approche originale orientée sur la performance. Elles ont rapidement gagné en popularité en dehors de leur cible et ont attiré l’attention de consommateurs en quête d’un Lifestyle inspirant et unique.

Bien que très différentes l’une de l’autre, ces deux marques ont mis en avant des alternatives aux grandes marques qui dominent le marché des chaussures sportives. En cela, elles ont prouvé qu’il y a toujours de la place pour de nouveaux acteurs, pour générer des revenus significatifs, si l’on sait proposer un point de vue inattendu.


3 YEAR REVENUE PROJECTIONS
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
0
2022
2023
2024
2025

STRATEGIE DE CROISSANCE

Forward looking projections cannot be guaranteed.

- Etoffer la gamme de produits
- Être sponsor principal pour le World Chase-Tag™, le FISE et d'autres événements régionaux, nationaux et mondiaux aux Etats-Unis, en Europe, au Royaume-Uni et en Asie
- Créer des événements marketer par OLLO aux Etats-Unis, en Europe et en Asie
- Développer des partenariats à longs termes avec des organismes sérieux
- Investir dans une multiplateforme numérique avec une stratégie de marketing / acquisition

OUR TEAM



William (Chip) Howes
Fondateur et PDG

Chip conçoit et commercialise des chaussures depuis 25 ans. Il a travaillé principalement dans les domaines des sports d'action et de la « street mode », créant des produits parmi les plus vendus pour des marques telles que Burton, DC Shoes, TOMS shoes, REEF, O'Neill, FEIT et d'autres. Lui et son équipe se concentrent maintenant sur le défi de fabriquer des chaussures pour la nouvelle génération d'athlètes du mouvement, dont le seul équipement requis EST : une paire de chaussures. Le design de chaussures est la passion de Chip depuis qu'il a remporté un concours de design parrainé par Reebok alors qu'il était étudiant au prestigieux Art Center College of Design de Pasadena, en Californie, et qu'il a passé l'été suivant à faire un stage de design au siège social de Reebok dans le Massachusetts. Chip a été formé en tant que designer industriel, mais son expérience de plus de 20 ans l'a mené à devenir conseiller de nombreuses marques en tant que stratège sur leur croissance.



Howard Lu
Développement et Production

Howard Lu est un ancien élève de l'Art Center College of Design. C'est un concepteur et développeur de produits chevronné, avec 20 ans d'expérience dans la création de produits pour de nombreuses marques de l'industrie de la mode dédiée au sport, aux États-Unis et en Chine. Les compétences uniques d'Howard comblent le gouffre entre le concept et la fabrication. Il a passé les 10 dernières années en Chine à établir des relations commerciales et de fabrication. Il est expert en approvisionnement et sa compréhension des méthodologies de production lui permet d'obtenir des produits fabriqués selon les normes les plus élevées. Il travaille avec Chip Howes, le fondateur et PDG d'OLLO Footwear, depuis 20 ans.

OUR TEAM



Gregg L. Witt
Stratégie Marketing

Avec plus de 16 années d'expérience dédiées à la jeunesse, la stratégie de marque et l'activation marketing, Gregg est un stratège renommé en marketing culturel et un conférencier international. En 2016, il a été nommé Top Youth Marketer To Follow par Inc. Magazine et, en 2017, il a fait partie de la liste Forbes des principaux experts de la génération Z. En 2018, il a co-écrit Gen Z Frequency pour Kogan Page, un guide complet pour développer la culture dédiée aux jeunes. Il apparaît fréquemment dans les médias nationaux en tant qu'expert des tendances jeunesse. Une courte liste d'anciens clients : Autodesk, AwesomenessTV, College Board, FunnyOrDie, Glaceau Vitamin Water, HBO, Hollister, Partnership for Drug-Free Kids, Procter & Gamble, Qualcomm, Tony Robbins, and The Walt Disney Company.



Mark Toorock
Stratégie Sportive

Mark Toorock est le fondateur et PDG d'American Parkour, la première communauté de Parkour organisée aux États-Unis, qui compte désormais plus de 165 000 abonnés. En 2003, Mark travaillait à Londres en tant que responsable technologique pour une banque d'investissement lorsqu'il a découvert le Parkour, lui rappelant que sa véritable passion était le mouvement, l'enseignement, la performance et la construction. Il a introduit le Parkour dans les médias grand public par le biais de séries télévisées, de performances de haut niveau et de publicités pour de grandes marques. L'objectif d'American Parkour ces dernières années a été d'amener le Parkour dans les écoles et de concevoir des équipements qui favorisent l'envie de se déplacer que l'entraînement précoce au Parkour peut apporter aux enfants. Le programme d'APK peut maintenant être trouvé dans plus de 50 écoles à travers Washington DC et le Maryland.


WE'RE NOT SLOWING DOWN
NOW IS THE TIME TO INVEST

INVESTISSEZ DES AUJOURD'HUI

OLLO a besoin de 500K à 1M de dollars pour passer à l'étape supérieure.

Nous avons besoin de votre investissement pour proposer de nouveaux produits clés au sein de notre gamme, développer notre réseau de vente à grande échelle et financer nos projets marketing.

Nous pensons qu'avec l'introduction de nos nouveaux produits, et grâce à nos campagnes marketing, nous verrons nos vente annuelles atteindre les 5.5M de dollars en 2023.


OUR INVESTMENT PHILOSOPHY

STRATEGIE DE SORTIE ET VALORISATION

Nous croyons fermement que les entreprises ne devraient lever des fonds que si elles s'engagent à offrir un rendement pour chaque investisseur. A ce titre, notre objectif est d'amener OLLO sur les marchés publics ou d'être racheté en partenariat par une grande marque de chaussures d'ici 3 à 4 ans. Nous ne pouvons pas prédire l'avenir, mais notre équipe de direction travaille désormais pour VOUS - et nous travaillerons sans relâche pour vous offrir le meilleur retour sur investissement possible.

Nous tenons également à souligner que, bien qu'ayant été informés d'une possible augmentation à deux fois le plafond de valorisation que nous avons sélectionné, nous avons choisi de fixer le prix de manière très prudente. Nous l'avons choisi pour deux raisons : La première est que nous tenons à ce que nos premiers soutiens bénéficient d'un revenu important, afin que vous vous sentiez valorisés et que vous soyez correctement récompensés pour avoir cru en nous. La seconde est que notre équipe de direction a de l'expérience, et nous avons vu ce qui se passe lorsque les dirigeants surévaluent leurs entreprises. Cela crée beaucoup de problèmes pour les futurs financements et/ou sorties. En fixant des prix adaptés, nous visons à préparer le terrain pour les meilleurs résultats possibles – pour toutes les personnes impliquées.